Form N-SAR

Sub-Item 77Q1(b)

Text of Proposals Described in Sub-Item 77D

Janus Global Unconstrained Bond Fund

2-34393, 811-1879

Janus Global Unconstrained Bond Fund

On June 16, 2016, the Board of Trustees of Janus Global Unconstrained Bond Fund (the “Fund”) approved changes to the Fund’s investment strategies to expand the Fund’s ability to invest in commodity-linked investments. Effective October 5, 2016, the Fund will invest in Janus Global Unconstrained Bond Subsidiary, Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”), to gain additional exposure to commodity-linked investments. The Subsidiary, in turn, will invest in commodity index-linked swaps, exchange-traded funds that invest in commodities or commodities-related investments, exchange-traded notes, and certain other commodity-linked derivatives.

The following paragraph is added after the sixth paragraph in the “Principal Investment Strategies” section:

The Fund’s exposure to the commodity markets, in whole or in part, may be made through investment in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”), which is generally subject to the same investment policies and restrictions as the Fund. The Subsidiary may invest in commodity index-linked swaps, exchange-traded funds that invest in commodities or commodities-related investments, exchange-traded notes, and certain other commodity-linked derivatives. The Subsidiary may also invest in other investments such as cash or U.S. Treasuries which may serve as margin or collateral for the Subsidiary’s commodity-linked derivative positions.